Michael E. Tenta	VIA EDGAR
T: +1 650 843 5636
mtenta@cooley.com

April 6, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

  Mary Mast

  Scot Foley

  Frank Wyman

RE:	Aduro Biotech, Inc.

Registration Statement on Form S-1

Filed April 6, 2015

File No. 333-202667

Ladies and Gentlemen:

On behalf of our client Aduro Biotech, Inc. (“Aduro” or the “Company”), we are submitting this letter in supplemental response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 15, 2015 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on December 19, 2014 and, as subsequently revised, was filed with the Commission on March 11, 2015, and amended April 6, 2015 (the “Registration Statement”).

In this letter, we are supplementing our March 30, 2015 response to comment number 11 in the Comment Letter to provide additional information, as discussed with the Staff in telephone calls on April 2, 2015.

Staff Comment and Supplemental Company Response

Comment:

11. We may have additional comments on your accounting for stock compensation or any beneficial conversion features, once you have disclosed an estimated offering price. Please provide to us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 6, 2015

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Response:

The Company acknowledges the Staff’s comment and, based on telephone conversations with the Staff on April 2, 2015, is providing additional information regarding:

•	the timing of key steps in the Company’s efforts to identify and enter into a definitive agreement with a collaboration partner for the Company’s cyclic dinucleotide (“CDN”) program, which ultimately led to the March 2015 Collaboration and License Agreement with Novartis Pharmaceuticals Corporation (“Novartis”);

•	the up-front payments under the Collaboration and License Agreement with Novartis;

•	the Novartis Institutes for BioMedical Research, Inc. (“NIBR”) equity investment in the Company;

•	the analysis of the Company’s Board of Directors (the “Board”) in determining the January 10, 2015 valuation of the Company’s common stock;

•	the vesting terms of stock options granted by the Company on January 10, 2015; and

•	the Company’s preliminary analysis regarding whether a beneficial conversion feature exists with respect to the Series E convertible preferred stock (the “Series E Preferred”) issued to NIBR.

Timeline for CDN Transaction with Novartis

The Company provides the following chronology of key steps in its efforts to identify and enter into a definitive agreement with a collaboration partner for the Company’s CDN program:

•	On December 23, 2014, the Company distributed a brief discussion document with an overview of principal elements of a proposed deal structure to potentially interested parties to gauge initial interest.

•	On January 10, 2015, the Board approved a proposed deal structure for the partnering of the Company’s CDN program and authorized management to initiate further outreach to potentially interested parties.

•	From January 12 to 15, 2015, the Company held meetings with potentially interested parties at the J.P. Morgan 33rd Annual Healthcare Conference in San Francisco, California. The Company discussed deal process timing with an expectation that it would receive term sheets from interested parties in March 2015, with the potential of having an agreement in June/July 2015. This timeframe is reflective of the typical contract process, which requires two to three months to negotiate and complete detailed definitive terms, given the anticipated complexity and potential value of the proposed CDN partnership.

•	From January through February 2015, the Company engaged in active due diligence with interested parties.

•	On February 3, 2015, Stephen T. Isaacs, President and Chief Executive Officer of the Company, met with Mark Fishman, President of NIBR, an affiliate of Novartis, during which the structure and general terms for any possible collaboration were discussed at a high level.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 6, 2015

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•	On February 12, 2015, the Company received an initial letter with high level proposal from Novartis.

•	From February 13 to February 27, 2015, the Company contacted other interested parties to advise them the process was accelerating.

•	On February 27, 2015, the Company received an initial draft contract from Novartis.

•	On March 2, 2015, the Company received another proposal from a competing pharmaceutical company, which was supportive of the CDN technology value ascribed by Novartis.

•	On March 12, 2015, the Collaboration and License Agreement with Novartis and the stock purchase agreements with NIBR were signed.

•	March 19, 2015 was the effective date of the Collaboration and License Agreement.

Supplemental Information regarding Novartis Transaction

The Company refers the Staff to pages 111 to 112 of Amendment No. 1 to the Registration Statement (filed with the Commission on April 6, 2015, subsequent to our discussions with the Staff on April 2, 2015) which contains a detailed description of the transactions among the Company, Novartis and NIBR. The Company confirms that the $200 million up-front payment and additional development and regulatory milestones referenced in our letter of March 30, 2015 was agreed by the parties to reflect the fair value of the Collaboration and License Agreement with Novartis, as was supported by the proposal received from a competing pharmaceutical company as noted above, and was separately negotiated from the equity investment made by NIBR.

The Company also confirms that the equity investment by NIBR in the Company referenced in our March 30, 2015 letter was structured as follows:

•	On March 24, 2015, NIBR purchased 2,361,029 shares of Series E Preferred at a price of $10.5886 per share (without giving effect to the impact of the subsequently implemented reverse stock split).

•	NIBR will purchase an additional $25 million of equity in the Company at a future time, as described in Amendment No. 1 to the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 6, 2015

Page Four

January 10, 2015 Option Grants and Common Stock Valuation

The Company provides the following supplemental detail of its and the Board’s analysis in reaching the January 10, 2015 $1.04 common stock valuation, in light of the Company’s December 2014 Series D convertible preferred stock (the “Series D Preferred”) financing, which was priced by and issued to third party investors at $2.70 per share of Series D Preferred, and other relevant considerations:

•	Proceeds by exit scenario: As of December 31, 2014, an initial public offering (“IPO”) was not the only possible exit scenario for the Company. Merger and acquisition (“M&A”) and various downside scenarios were also possible. The economic relationship between Series D Preferred and common stock varied significantly depending on the scenario.

•	Downside cases are where preferred liquidation preferences allow first claim on proceeds. Generally, in a downside scenario, preferred stockholders would receive any/all value with little to no proceeds being available to common stockholders. As of December 31, 2014, Series D Preferred had the senior most liquidation preference, pari passu with Series B convertible preferred stock (the “Series B Preferred”) and Series C convertible preferred stock (the “Series C Preferred”), with Series A convertible preferred stock (the “Series A Preferred”) and Series A-1 convertible preferred stock (the “Series A-1 Preferred”) having a liquidation preference ranking junior to the Series D Preferred, Series C Preferred and Series B Preferred. Before common stock receives any value, these preferred liquidation preferences must be paid in full. Under these downside cases, the economic relationship between Series D Preferred and common would not be 1:1. In fact, Series D Preferred would be expected to receive the vast majority of proceeds.

•	M&A cases are where Series D Preferred (together with Series B Preferred and Series C Preferred) would be entitled to receive 1x liquidation preference before fully participating alongside common stock in any M&A proceeds. Under M&A, the economic relationship between Series D Preferred and common would not be 1:1. In fact, Series D Preferred would be expected to receive more proceeds than common stock given the preference and participation feature.

•	IPO cases are where Series D Preferred and other classes of preferred would automatically convert into common stock. Only in this case would the economic relationship between Series D Preferred and common be 1:1.

•

Lack of marketability/control/undiversified position for option grant recipients: Option grant recipients are typically in highly undiversified positions given that their salary, benefits, bonuses, and options are all from the same entity. Investors, on the other hand, are typically in diversified positions with investments in a portfolio of companies. Based on the article “Opportunity Cost of Capital for Venture Capital Investors and Entrepreneurs” by Kerins, Smith and Smith, entrepreneurs have a 2x to 4x cost of capital differential from investors. This differential can manifest itself in a variety of ways, whether through higher discount rates for securities held by undiversified investors, or the application of higher discounts for lack of marketability/control. Either

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 6, 2015

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way, the result would be a lower value for the common security. Moreover, these undiversified investors have little to no influence on the direction of the company (thus, cannot compel a liquidity event), and have limited ability to convert their holdings to cash (ultimately trying to diversify away from the company). This can differ from the perspective of a diversified investor in that investment horizons/hold periods are longer (many funds have 5-10+ year lives), and that such investors generally have larger positions in a company and can influence the direction of the organization.

•	Discount factors/time until exit: As of the Series D Preferred closing date, there was no expectation of an immediate liquidity event/exit for the Company. Although it can be argued that this fact applies to all Company security holders, as noted in the point above, the effectively higher cost of capital for undiversified investors can support larger time value of money impacts to valuation (e.g., higher discount rates, higher discount for lack of marketability).

Based on the factors and considerations noted above, including the fair value of the Series D preferred stock of $2.70 per share, the Company believes that the fair market value of its common stock at January 10, 2015 of $1.04 per share is reasonable.

Stock Option Vesting Terms

The Company confirms that the stock options granted by the Company on January 10, 2015 all vested over four years. Of these, options granted to new employees had a one year “cliff” whereby one quarter of the shares vested on the one year anniversary of the grant date, with one forty-eighth of the shares vesting monthly thereafter over the remaining three years. Options granted to existing employees did not have cliff vesting, and vested one-forty eighth per month over the entire four years.

Series E Preferred Beneficial Conversion Feature

On March 24, 2015, the Company issued Series E Preferred to NIBR at a purchase price of $10.5886 per share (without giving effect to the impact of the subsequent reverse stock split). While the Company is currently evaluating the accounting for the Series E Preferred issuance, which it will be reporting with its first quarter 2015 financial results, Company management at this time believes that no beneficial conversion feature exists with respect to such issuance.

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3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

April 6, 2015

Page Six

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.

Jennifer Lew, Aduro Biotech, Inc.

Barbara A. Kosacz, Cooley LLP

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Michael VanderKlugt, Deloitte & Touche LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM